FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
______________
(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1) Press Release, “Dr. Reddy’s to present six abstracts at the 63rd Scientific Sessions of the American Diabetes Association,” June 13, 2003.
(2) Notice to Stock Exchange, “Book Closure for Dividend,” June 24, 2003.

(1)	Press Release, “Dr. Reddy’s to present six abstracts at the 63rd Scientific Sessions of the American Diabetes Association,” June 13, 2003.

(2)	Notice to Stock Exchange, “Book Closure for Dividend,” June 24, 2003.

Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 2373 1946
Fax: 91 40 2373 1955
www.drreddys.com

Dr. Reddy’s to present six abstracts at the 63rd Scientific Sessions of the American Diabetes Association

Hyderabad, India, June 13 2003:

Dr. Reddy’s will present six abstracts, representing its discovery research findings, at the 63rd Scientific Sessions of the American Diabetes Association being held from June 13-17, 2003, at New Orleans, USA.

The abstracts being presented will feature the progress of Dr. Reddy’s discovery programme, which will include demonstration of preclinical efficacy and safety of the Company’s pipeline compounds in development for treatment of type 2 diabetes, discovery of potential new diagnostic markers for onset of type 2 diabetes and mechanisms of accelerated cardiovascular disease in diabetics.

This is the third successive year that the Company’s scientists are presenting their research findings at the ADA. The annual American Diabetes Association meetings are the premier platform for presentation of diabetes related research. The abstracts are peer-reviewed before being accepted for presentation.

The Company also announced that it will hold its Scientific Advisory Board meeting in New Orleans on June 24, 2003. The Board, consisting of international scientific opinion leaders, will review the progress in the Company’s discovery research programme in the areas of diabetes, cardiovascular disease and inflammation. This will be followed by a clinical consortium meeting in Atlanta on June 18, 2003. The consortium will consist of a panel of international experts who will review the progress of and strategy for the clinical development of the company’s anti-cancer molecules.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Notes to the Editor:
The American Diabetes Association is a leading nonprofit health organization based in the US and provides diabetes research, information and advocacy. The Scientific Sessions is an annual scientific meeting organized by the ADA. More than 8000 attendees are expected to attend the 63rd Scientific Sessions. The attendees would include physicians, scientists, and other healthcare professionals involved in diabetes research and care.

The sessions are designed to provide attendees with knowledge of basic and clinical diabetes research, opportunity to interact with world leaders in the field, and facilitate the exchange of cutting-edge research and treatment recommendations.

For more details on the American Diabetes Association visit www.diabetes.org

Contact Information
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or
Bhaswati Banerjee at banerjeeb@drreddys.com or on +91-40-55511600.

Investors and Financial Analysts:
US & Europe : Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880, X-211
Asia Pacific : Nikhil Shah at nikhilshah@drreddys.com or on +91-40-5551

Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 2373 1946
Fax: 91 40 2373 1955
www.drreddys.com

Book Closure for Dividend.

Sub: Book Closure for Dividend

June 24, 2003: It has been decided to close the register of members of the Company from August 12, 2003 to August 15, 2003 (both days inclusive) for the purpose of payment of Dividend for the year 2002-03.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: July 11, 2003	By: /s/ Santosh Kumar Nair

(Signature)*
Santosh Kumar Nair
Company Secretary

*	Print the name and title of the signing officer under his signature.